SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

                                                                January 11, 2005

VIA EDGAR, FACSIMILE (202) 942-9635
AND FEDERAL EXPRESS

Mail Stop 0409
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

      Attn: Elaine Wolff, Branch Chief
            Michael McTiernan, Esq.

      Re:   ROO Group, Inc.
            Registration Statement on Form SB-2
            File No. 333-120605


Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 17, 2004 relating to the Registration Statement on Form SB-2 of ROO Group, Inc. (the "Company"). On behalf of the Company, we respond as follows.

General

1. We note that the second tranche of notes were issued on the filing date of the registration statement. Please revise your disclosure throughout the prospectus, including the Selling Stockholders section, to reflect this issuance. In addition, please disclose whether any of the notes have been converted.

      Response

      The disclosure throughout the prospectus was revised to reflect the issuance of securities upon closing the second tranche of the financing. Since the terms of the callable secured convertible notes and warrants restrict the investors' beneficial ownership to 4.9% of the Company's outstanding common stock, the Selling Stockholders section does not need to be updated to reflect closing of the second tranche. Also, disclosure was added was added on pages 16, 35 and 40 of the prospectus that as of January 11, 2005 none of the callable secured convertible notes have been converted.

Prospectus Summary, page 1


2.    Please disclose the interest payment date(s) of the notes.

      Response

      The Prospectus Summary was revised to disclose that interest on the notes is computed on the basis of a 365-day year and is payable monthly. Disclosure was also added that any amount of principal or interest on the notes which is not paid when due will bear interest at the rate of 15% per annum from the due date thereof until such amount is paid. Similar disclosure was added to pages 35 and 39 of the prospectus.

3. Please provide a summary of the material terms of the securities purchase agreement, including the closing conditions.

      Response

      A summary of the material terms of the Securities Purchase Agreement was added to the Prospectus Summary, which includes the material closing conditions. Similar disclosure was added to pages 35 and 39 of the prospectus.

4. In your discussion of the ownership limit please clarify that an investor may repeatedly sell shares in order to reduce its ownership percentage, and then convert additional notes.

      Response

      The discussion of the ownership limit in the Prospectus Summary was revised to clarify that the selling stockholders may repeatedly sell shares of common stock in order to reduce their ownership percentage, and subsequently convert additional notes. Similar disclosure was added to pages 36 and 40 of the prospectus.

Risk Factors

5. Please provide a risk factor discussing any potential listing issues created by this financing transaction.

      Response

      As discussed with the Staff, there are no potential listing issues created by this financing transaction.

6. Please provide a risk factor discussing the likelihood of short selling in connection with this financing transaction and the impact short selling will have on the Company and its share price.


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

      Response

      A risk factor was added to page 8 of the prospectus discussing the likelihood of short selling in connection with the financing transaction and the impact short selling will have on the Company's share price.

      There are a large number of shares underlying our callable secured convertible notes and warrants that may be available for future sale, and the sale of these shares may depress the market price of our common stock, page 7.

7. Please discuss in this risk factor or elsewhere the impact that a depressed market for your stock will have on the agreements executed in connection with the Reality Group and Undercover Media acquisitions, including the Reality Group guarantee.

      Response

      Disclosure was added to the risk factor beginning "There are a large number of shares underlying our callable secured convertible notes and warrants" on page 7 of the impact that a depressed market for the Company's stock will have on the agreements executed in connection with the Reality Group and Undercover Media acquisitions, including the Reality Group guarantee.

      In the event that our stock price declines, the shares of common stock allocated for conversion of the callable secured convertible notes and registered under this prospectus may not be adequate and we may be required to file a subsequent registration statement covering additional shares. If the shares we have allocated are not adequate and we are required to file an additional registration statement, we may incur substantial costs in connection therewith, page 7.

8. Please state the share price at which you would be required to file another registration statement to cover available conversion shares.

      Response

      Disclosure was added of the share price at which the Company would be required to file another registration statement to cover available conversion shares.

Securities Authorized for Issuance Under Equity Compensation Plan, page 11

9. In your discussion of the adoption of the 2004 Stock Option Plan, please disclose any grants of options made to date.


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

      Response

      Disclosure was added in the discussion of the adoption of the 2004 Stock Option Plan of the grants of options made to date.

Management's Discussion and Analysis or Plan of Operation, page 12

10.   Please discuss your ability to pay the interest required on the new notes.

      Response

      A discussion was added under "Liquidity and Capital Resources" on page 16 of the prospectus of the Company's ability to pay the interest required on the new notes.

11. Please discuss the restrictions contained in Section 4(e) of the Securities Purchase Agreement on your ability to raise cash through the issuance of additional securities.

      Response

      A discussion was added under "Liquidity and Capital Resources" on page 16 of the prospectus of the restrictions contained in Section 4(e) of the Securities Purchase Agreement.

Terms of Callable Secured Convertible Notes and Warrants, page 35

12.   Please conform this section to comments made on the Summary section.

      Response

      The disclosure under "Terms of Callable Secured Convertible Notes and Warrants" beginning on page 39 has been conformed to comments made on the Summary section.

Legal Matters, page 37

13. Please clarify that the shares owned by Sichenzia Ross Friedman Ference LLP are included in this registration statement.

      Response

      Disclosure was added under "Legal Matters" on page 41 that all of the shares owned by Sichenzia Ross Friedman Ference LLP are included in this registration statement.


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

PART II

Item 26. Recent Sales of Unregistered Securities

14. Please revise to include all the information required by Item 701 of Regulation S-B. In particular, please describe the facts relied upon for each of the claimed exemptions. In addition, please revise your disclosure regarding the April, May and June 2004 issuances to more specifically identify the persons or class of persons that purchased the shares in each of the transactions.

      Response

      Disclosure was added to page II-3 of the registration statement of the facts relied upon for each of the claimed exemptions. In addition, the disclosure regarding the April, May and June 2004 issuances was revised to identify the persons or class of persons, where such information was not already disclosed, who purchased the shares in each of the transactions.

15. Refer to page F-13. There are sales of unregistered securities disclosed in the financial statements that are not disclosed in Item 26, including the August 2, 2004 private placement. Please revise accordingly.

      Response

      Disclosure under Item 26 of Part II of the registration statement was revised to include the securities issued in August 2004.

      We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.

                                                             Very truly yours,


                                                             /s/ David Schubauer
                                                             David Schubauer


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